

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2022

John R. Beaver
President and Chief Executive Officer
BIOLASE, Inc
27042 Towne Centre Drive, Suite 270
Lake Forest, California 92610

Re: BIOLASE, Inc
Registration Statement on form S-3
Filed August 8, 2022
File No. 333-266673

Dear Mr. Beaver:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jordan Nimitz at 202-551-5831 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences